UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

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In the Matter of                      :
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ENTERGY SERVICES, INC.                :
ENTERGY CORPORATION                   :
SYSTEM FUELS, INC.                    : CERTIFICATE PURSUANT
ENTERGY ARKANSAS, INC.                :     TO RULE 24
ENTERGY LOUISIANA, INC.               :
ENTERGY MISSISSIPPI, INC.             :
ENTERGY NEW ORLEANS, INC.             :
SYSTEM ENERGY RESOURCES, INC.         :
ENTERGY OPERATIONS, INC.              :
ENTERGY GULF STATES, INC.             :
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    File No. 70-9893                  :
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(Public Utility Holding Company       :
    Act of 1935)                      :
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Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 (but subject to the authorization in this proceeding permitting the filing of certificates of notification with respect to the transactions contemplated herein on a quarterly basis), this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70-9893 ("Application-Declaration"), have been carried out for the quarter ended December 31, 2003 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Commission, dated November 29, 2001, issued in respect thereof.

During the quarter ended December 31, 2003, Entergy Corporation, Entergy Services, Inc., Entergy Operations, Inc. and System Fuels, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference, and none of these companies effected various external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

During the quarter ended December 31, 2003, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc. and System Energy Resources, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference.

During the quarter ended December 31, 2003, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., and System Energy Resources, Inc. effected no external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

During the quarter ended December 31, 2003, Entergy Louisiana, Inc., effected various external borrowing transactions (bank loans) as set forth in Exhibit B hereto and incorporated herein by reference.

During the quarter ended December 31, 2003, Entergy Operations, Inc. effected no borrowings or repayments under their Loan Agreements with Entergy Corporation.

During the quarter ended December 31, 2003, Entergy Services, Inc., and System Fuels, Inc. effected borrowings and repayments under their Loan Agreements with Entergy Corporation as set forth in Exhibit C hereto and incorporated herein by reference.

IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 15th day of January, 2004.

                                    ENTERGY SERVICES, INC.
                                    ENTERGY CORPORATION
                                    SYSTEM FUELS, INC.
                                    ENTERGY ARKANSAS, INC.
                                    ENTERGY LOUISIANA, INC.
                                    ENTERGY MISSISSIPPI, INC.
                                    ENTERGY NEW ORLEANS, INC.
                                    SYSTEM ENERGY RESOURCES, INC.
                                    ENTERGY OPERATIONS, INC.
                                    ENTERGY GULF STATES, INC.

                                    By: /s/ Steven C. McNeal________
                                            Steven C. McNeal
                                        Vice President and Treasurer